November 24, 1999

Supplement to the Prospectus of Pioneer Variable Contracts Trust dated May 3, 1999

The following information supplements the corresponding section of the prospectus.

Information about Real Estate Growth Portfolio
Management
Subadviser

The subadvisory agreement between Pioneer Investment Management, Inc., the portfolio's investment advisor, and Boston Financial Securities, Inc. was terminated as of November 3, 1999 in connection with the purchase of The Boston Financial Group by Lend Lease Real Estate Investments, Inc. Day-to-day management of the portfolio continues to be the responsibility of Matthew L. Ostrower.

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